November 28, 2006

Mara L. Ransom Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Amish Naturals, Inc.
Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder
Filed October 31, 2006
File Number 5-82140

Dear Ms. Ransom:

This letter sets forth the responses of Amish Naturals, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated November 7, 2006, with respect to the above referenced Information Statement. We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment.

Schedule 14f-1

1.
Please revise to describe the amount and source of consideration used to effect the change of control transaction. You indicate that the former stockholders of Amish Pasta now hold approximately 60% of the outstanding shares, however, you do not indicate what consideration was given for such shares or at what ratio such shares were exchanged. See item 6(e) of Schedule 14A.

The Company has filed today with the SEC Amendment No. 1 to the Information Statement, which describes the consideration given for the shares and the ratio at which such shares were exchanged, and will transmit the same in accordance with Rule 14f-1.

Mara L. Ransom
November 28, 2006

Security Ownership of Certain Beneficial Owners and Management, page 3

2.
We note that more than one of your current shareholders beneficially owns greater than 5% of your common stock. Our records indicate, however, that none of the holders have filed beneficial ownership reports on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934 and Rule 13d-1 with regard to this ownership. Please advise.

On November 20, 2006, a Schedule 13D was filed by the group consisting of holders of all the shares issued to former stockholders of Amish Pasta Company.

* * * *

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at 949-223-7103.

Sincerely,

/s/ Randolf Katz

Randolf Katz